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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the
Securities Exchange Act of 1934

PERDIGÃO S.A.
(Name of Subject Company)

SADIA S.A.
(Name of Filing Person—offeror)

Common shares, no par value
(Title of Class of Securities)

71361V303
(CUSIP Number of Class of Securities)

Luiz Gonzaga Murat Junior
Chief Financial Officer and Director of Investor Relations
Rua Fortunato Ferraz, 365
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3465
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to communications by Sadia S.A. with respect to its tender offer to purchase all outstanding shares of Perdigão S.A.

SADIA S.A.
Listed Company
CNPJ/MF n.o 20.730.099/0001-94

NOTICE

        SADIA S.A.    ("Sadia"), in accordance with paragraph 4o of Section 157 of Law no. 6.404/76 and CVM Instruction no. 358/02, as amended by CVM Instruction no. 369/02, hereby notify its shareholders and the market that on this date it has disclosed an Notice of Public Tender Offer for the Acquisition of Shares of Perdigão S.A. (Edital de Oferta Pública Para Aquisição de Ações da PERDIGÃO S.A.) (respectively "Notice of Offer" and "Perdigão"), in accordance with Section 257 et sec of Law no. 6.404, of December 15, 1976 ("Law 6.404/76") and Section 32 of the Comissão de Valores Mobiliários (the "CVM") Instruction no. 361, of March 5, 2002 (the "CVM Instruction 361"), and in compliance with the obligations foreseen in Sections 37, 38, 43 and 44 of the bylaws of Perdigão (the "Offer").

        The Offer, in summary, was put together in accordance with the following terms and conditions:

        1.     Purposes of the Offer.    The Offer has as its purposes (a) the acquisition of, at least, 50% plus one of the shares issued by Perdigão and (b) the compliance with the Sections 37 and 38 of the bylaws of Perdigão, by means of the acquisition of up to all shares issued by the Company, given the fact that, once item (a) above takes place, (i) the acquisition of more than 20% of the total of shares issued by Perdigão, as foreseen in section 37, caput, of the bylaws of Perdigao and (ii) Sadia will submit, to its shareholders and the shareholders of Perdigão, the Corporate Restructuring (as described below), involving both Sadia and Perdigão, and which, if approved, will result in the delisting of Perdigão from the Novo Mercado of the Stock Exchange of São Paulo ("Novo Mercado"), as set forth in section 38, caput, of the bylaws of Perdigão.

        2.     Unified Offer.    The Offer is presented with the purposes described above and based on section 44 of the bylaws of Perdigão, since the intended purposes bear compatible procedures and the unification of such procedures in the Offer shall not result in damages to the Company's shareholders.

        3.     Offer Price.    The Offer Price is of R$ 27.88 per share issued by Perdigão ("Offer Price"), adjusted by the IPCA in accordance with the Notice of Offer.

        4.     Requirements of Section 37 of the Bylaws of Perdigão.    In compliance with Section 37 of the bylaws of Perdigão, Sadia has retained Banco Bradesco S.A. ("Appraiser Retained by Sadia") to prepare the economic evaluation report of Perdigão ("Report Retained by Sadia"), which has indicated the economic value of the shares issued by Perdigão between R$ 25.28 and R$ 27.25 per share. The second evaluation required by section 37 of the bylaws of Perdigão shall be prepared upon request o f Perdigão, within the maximum term of 45 days, as foreseen in the Notice of Offer ("Report Retained by Perdigão").

        Still in compliance with section 37 of the bylaws of Perdigão, Sadia hereby informs that (i) Perdigão has not issued shares by means of a public offer within the past 24 months prior to the publication of the Notice of Offer and (ii) 135% of the average quotation per share issued by Perdigão at BOVESPA during the period of 30 (thirty) days prior to the publication of the Notice of Offer is equivalent to R$ 27.88 per share.

        Therefore, the Offer Price is equal to the greater of the prices known among those appraised in accordance with the criteria set forth in section 37 of the bylaws Perdigão.

        5.     Requirements of sections 38 and 43 of the bylaws of Perdigão.    In compliance with sections 38 and 43 of the bylaws of Perdigão and for purposes of complying with the requirement of preparing a second evaluation report in accordance with section 37 of the bylaws of Perdigão, the Board of Directors of Perdigão shall (i) prepare a list of three specialized companies to prepared the Report

Retained by Perdigão and (ii) call a special shareholders meeting for purposes of choosing the company which will prepare the Report Retained by Perdigão (the "Appraiser Retained by Perdigão").

        6.     Auction.    The Offer shall take place by means of an auction in the electronic trading system of the Stock Exchange of São Paulo (respectively the "Auction" and the "BOVESPA"). The shareholders of Perdigão who wish to participate in the Auction shall register in accordance with the terms of the Notice of Offer.

        7.     Date of the Auction.    The Auction shall occur at BOVESPA on the date equivalent to the 35th day after the disclosure of the Report Retained by Perdigão ("Auction Date"), in accordance with the rules established by BOVESPA and the terms of the Notice of Offer.

        8.     Settlement Guarantee.    According to the provisions of CVM Instruction 361, section 7, paragraph 4, the financial settlement of the Offer shall be guaranteed by Banco ABN AMRO Real S.A. (the "Intermediary Institution"), with funds made available by ABN AMRO Bank N.V.

        9.     Term of the Offer.    The Date of the Auction shall not be later than October 24th, 2006 ("Term").

        10.   Conditions of the Offer.    The validity of the Offer is conditioned on the fulfillment of all of the following conditions ("Conditions") (a) Perdigão and its shareholders shall have approved the retaining of the Appraised Retained by Perdigão responsible for the preparation of the Report Retained by Perdigão (b) the Report Retained by Perdigão shall (i) be prepared for purposes of sections 37 and 38 of the bylaws of Perdigão (ii) be in compliance with the requirements of section CVM Instruction 361, section 8, as amendment, comply with the requirements of Law no. 6,404/76, section 8, paragraph 1 and contain the duty foreseen in such section 8, paragraph 1 and (iii) be disclosed to the public by means of the IPE System with a maximum term of 45 days counting from the date of publication of the Notice of Offer (c) the value per share appraised by the Report Retained by Perdigão shall not be greater than the Offer Price, adjusted according to the Notice of Offer (d) the number of shares representing the capital stock of Perdigão shall be equal to the number of shares existing on this date, as foreseen in the Notice of Offer (e) by the Date of the Auction there shall not have been granted any kind of determination, decision, act, order, injunction, restraining order, temporary or final, issued by any Authority, either Executive, Legislative or Judiciary, which holders, questions, limits or changes, in any way, even partially, (i) the Offer or the Auction, or any of its terms and conditions, as well (ii) the Corporate Restructuring and the following perfection or enjoyment of its effects (f) by the Date of the Auction there shall not have been granted any kind of determination by the Arbitration Chamber of the Market (Câmara de Arbitragem do Mercado) indicating a disagreement or need for change in the Offer and (g) acceptance of the shares in the Auction by shareholders representing at least 50% plus one of the shares issued by Perdigão.

        11.   Occurrence of the Term or Conditions.    Should the Term occur or any of the Conditions not be fulfilled, without being expressly waived by Sadia, the Offer shall no longer be valid, not producing any of its effects, in which case the Offer shall be revoked.

        12.   Waiver of the Terms or Conditions.    Sadia may, at its sole discretion and with the agreement of the Intermediary Institution, waive the Term or any Condition, in which case the Offer shall maintain its validity.

        13.   Change or Revocation due to Material Increase in the Risks.    Notwithstanding the Conditions set forth above, Sadia shall have the discretion to request CVM, in accordance with Instruction CVM 361, Section 5, paragraph 3, an authorization to change or revoke the Offer in the event of a future and unforeseeable material change to the factual circumstances present on this date, which result in the relevant increase of the risks which are natural to the Offer and accepted by Sadia.

        14.   Corporate Restructuring.    Subsequent to the actual fulfillment and settlement of the Offer, Sadia intends to approve the share merger of all shares issued by Perdigão by Sadia, in accordance with section 252 of Law 6,404/76 (the "Corporate Restructuring"), within an estimate term of 90 days from the Date of the Auction.

        15.   Evaluation Report.    The Appraiser Retained by Sadia, at Sadia's request, has performed the economic evaluation report of Sadia, as well as the evaluation report of Perdigão (as defined above as the Report Retained by Sadia), based on publicly available information of both Sadia and Perdigão.

        16.   Report Intervals.    Based on the evaluation reports mentioned in item 15 above, the management of Sadia intends to propose to the management of Perdigão a swap ratio of the shares issued by Perdigão for common and preferred shares issued by Sadia, at the proportion of 37.63% e 62.37%, which represents the composition of each type of share forming the capital stock of Sadia, with the intervals established by the Appraiser Retained by Sadia, which are (i) the value appraised for each share issued by Sadia corresponds to R$ 6.97 to R$ 7.41 and (ii) the value appraised for each share issued by Perdigão corresponds to R$ 25.28 to R$ 27.25.

        17.   Withdrawal rights in the Corporate Restructuring.    Those acquiring shares issued by both Sadia and Perdigão after the date of publication of this Notice shall not be entitled to withdrawal rights, in accordance with Law 6,404/76, section 137, paragraph 1. Further, the holders of preferred shares of Sadia which dissent of the Corporate Restructuring shall not be entitled to withdrawal rights as such shares comply with the requirements of liquidity and dispersion, as foreseen in lines "a" and "b" of item II of section 137 of Lei 6,404/76.

        18.   Access to the Notice of Offer, Evaluation Reports and List of Shareholders.    To whom it may interest, copies of the Notice of Offer, Report Retained by Sadia and List of Shareholders of Perdigão (the latter as soon as it is disclosed by Perdigão, in accordance with CVM Instruction 361, section 10, paragraph 4), are available at contact addresses of Sadia, the Intermediary Institution, CVM and BOVESPA, by means of identification of the interest party and execution of a receipt. As soon as it is prepared and disclosed to Sadia, the Report Retained by Perdigão shall also be disclosed at the addresses below:

SADIA S.A.
Rua Fortunato Ferraz, 365, 2o andar, São Paulo, SP, Brazil
www.sadia.com.br

BANCO ABN AMRO REAL S.A.
Avenida Paulista 1.374, 3o andar, São Paulo, SP, Brazil
www.bancoreal.com.br

COMISSÃO DE VALORES MOBILIÁRIOS
Rua Cincinato Braga, 340 - 2o, 3o e 4o andares São Paulo, SP
Rua Sete de Setembro, n.o 111, 5oandar, "Centro de Consultas"—Rio de Janeiro, RJ, Brazil
www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO—BOVESPA
Rua XV de Novembro, n.o 275—São Paulo, SP, Brazil
www.bovespa.com.br

        19.   Notice to Shareholders Not Resident in Brazil.    The Offer shall be performed according to Brazilian Regulations. The offer is extended to all shareholders of the Perdigão, including shareholders resident abroad and holders of American depositary receipts which represent shares issued by Perdigão ("ADRs"). In order to qualify for the auction, holders of ADRs must obtain the shares underlying the ADRs, transfer the shares to an account at Câmara Brasileira de Liquidação e Custodia—CBLC and have a Brazilian brokerage firm tender the shares in the Auction.

        20.   Disclosure to the SEC.    Sadia shall disclose to the SEC the terms and conditions of the Notice of Offer.

        Sadia further informs that shall disclose to its shareholders and the shareholders of Perdigão all the necessary information relating to new facts concerning the Offer and the Corporate Restructuring.

São Paulo, July 16, 2006.

Luiz Gonzaga Murat Junior
Finance and Investment Relations Officer

        The Offeror will file a tender offer statement under cover of Schedule TO with the U.S. Securities and Exchange Commission. Shareholders not resident in Brazil are advised to read the tender offer statement, the offer to purchase and the other documents relating to the tender offer that are filed with the U.S. Securities and Exchange Commission when they become available because they will contain important information. Shareholders may obtain copies of these documents for free, when they become available, at the SEC's website at www.sec.gov or from the U.S. Information Agent to be appointed in connection with the tender offer.

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SADIA S.A. Listed Company CNPJ/MF n.o 20.730.099/0001-94
NOTICE
São Paulo, July 16, 2006.
Luiz Gonzaga Murat Junior Finance and Investment Relations Officer